

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 7, 2007

Via Facsimile

Michael E. Kibler
President and Chief Executive Officer
US 1 Industries, Inc.
336 West Highway 30
Valparaiso, IN 46385

> **RE: US 1 Industries, Inc.**
> **Form 10-K: For the Year Ended December 31, 2006**
> **File Number: 001-08129**

Dear Mr. Kibler:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Harold E. Antonson, Chief Financial Officer and Treasurer
W. Brinkley Dickerson, Jr., Troutman Sanders